Exhibit (a)(19)


                                 Press Release
         Issued on behalf of Reed International P.L.C. and Elsevier NV


                                                                    27 June 2001


     Reed Elsevier announces completion of US Department of Justice review of on-sale to Thomson and extension of Harcourt offer until 8:00 p.m. New
                     York City time on Friday, July 6, 2001

NEW YORK (June 27, 2001) (NYSE:H) (NYSE:RUK) Reed Elsevier Inc. today announced that the US Department of Justice has completed its review of Reed Elsevier's proposed on-sale of certain assets of Harcourt General, Inc. to The Thomson Corporation with the filing today, in the Federal District Court for the District of Columbia, of a Consent Decree.

Under the settlement reached with the Department of Justice, Reed Elsevier can complete the on-sale to Thomson after it has acquired Harcourt. The Consent Decree obligates Thomson to divest certain college text books and either a portion or all of Harcourt Assessment Systems, Inc., a subsidiary of Harcourt, to one or more purchasers approved by the Department of Justice. On May 7, 2001, the Department of Justice completed its investigation of Reed Elsevier's acquisition of Harcourt, and closed that portion of the investigation without further action.

Reed Elsevier's tender offer for all of the outstanding shares of common stock, par value $1.00 per share and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share of Harcourt remains subject only to completion of the regulatory process in the United Kingdom.

Reed Elsevier Inc. today also announced an extension of the expiration date of the tender offer from 8:00 pm, New York City time on Wednesday, June 27, 2001 until 8:00 pm, New York City time on Friday, July 6, 2001. The offer is being extended to accommodate the regulatory review process in the United Kingdom. Reed Elsevier may further extend the offer in due course.

Reed Elsevier has been advised by Citibank, N.A., the Depositary for the tender offer, that as of the close of business on June 26, 2001, approximately 24,737,023 shares of common stock and approximately 557,682 shares of series A cumulative convertible stock of Harcourt had been validly tendered and not withdrawn pursuant to the offer.


For further information please contact: Catherine May, Reed Elsevier: +44 (0) 20 7222 8420

For further information on the tender offer please contact: MacKenzie Partners, Inc., the Information Agent for the tender offer: +1 (800) 322-2885.